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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                              Crude Carriers Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    Y1820X106
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                                 (CUSIP Number)

                                  July 31, 2010
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO.  Y1820X106

1)    Name of Reporting Person                   Ameriprise Financial, Inc.

      S.S. or I.R.S. Identification              IRS No. 13-3180631
      No. of Above Person
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2)    Check the Appropriate Box                  (a) [ ]

      if a Member of a Group                     (b) [X]*

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

3)    SEC Use Only

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4)    Citizenship or Place of Organization       Delaware

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)    Sole Voting Power                          -0-
6)    Shared Voting Power                        19,157
7)    Sole Dispositive Power                     -0-
8)    Shared Dispositive Power                   1,376,748
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9)    Aggregate Amount Beneficially
      Owned by Each Reporting Person             1,376,748

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10)   Check if the Aggregate Amount in
      Row (9) Excludes Certain Shares            Not Applicable

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11)   Percent of Class Represented by
      Amount In Row (9)                          10.20%

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12)   Type of Reporting Person                   CO

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CUSIP NO.  Y1820X106

1)    Name of Reporting Person                   Columbia Management Investment
                                                 Advisers, LLC

      S.S. or I.R.S. Identification              IRS No. 41-1533211
      No. of Above Person

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2)    Check the Appropriate Box                  (a) [ ]

      if a Member of a Group                     (b) [X]*

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

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3)    SEC Use Only

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4)    Citizenship or Place of Organization       Minnesota

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)    Sole Voting Power                          -0-
6)    Shared Voting Power                        19,157
7)    Sole Dispositive Power                     -0-
8)    Shared Dispositive Power                   1,376,748
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9)    Aggregate Amount Beneficially
      Owned by Each Reporting Person             1,376,748

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10)   Check if the Aggregate Amount in
      Row (9) Excludes Certain Shares            Not Applicable

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11)   Percent of Class Represented by
      Amount In Row (9)                          10.20%

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12)   Type of Reporting Person                   IA

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CUSIP NO.  Y1820X106

1)    Name of Reporting Person                   RiverSource Mid Cap Growth Fund

      S.S. or I.R.S. Identification              41-0839318
      No. of Above Person

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2)    Check the Appropriate Box                  (a) [ ]

      if a Member of a Group                     (b) [X]*

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

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3)    SEC Use Only

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4)    Citizenship or Place of Organization       Minnesota

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)    Sole Voting Power                          -0-
6)    Shared Voting Power                        -0-
7)    Sole Dispositive Power                     -0-
8)    Shared Dispositive Power                   709,574
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9)    Aggregate Amount Beneficially
      Owned by Each Reporting Person             709,574

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10)   Check if the Aggregate Amount in
      Row (9) Excludes Certain Shares            Not Applicable

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11)   Percent of Class Represented by
      Amount In Row (9)                          5.26%

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12)   Type of Reporting Person                   IV

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1(a)  Name of Issuer:                    Crude Carriers Corp.

1(b)  Address of Issuer's Principal      3 Iassonos St.
      Executive Offices:                 185 37 Piraeus, Greece

2(a)  Name of Person Filing:             (a) Ameriprise Financial, Inc. ("AFI")
                                         (b) Columbia Management Investment
                                         Advisers, LLC (formerly known as
                                         RiverSource Investments, LLC) ("CMIA")
                                         (c) RiverSource Mid Cap Growth Fund
                                             ("RMCG")

2(b)  Address of Principal Business      (a) Ameriprise Financial, Inc.
      Office:                            145 Ameriprise Financial Center
                                         Minneapolis, MN  55474
                                         (b) 100 Federal St.
                                         Boston, MA  02110
                                         (c) 100 Federal St.
                                         Boston, MA  02110

2(c)  Citizenship:                       (a) Delaware
                                         (b) Minnesota
                                         (c) Minnesota

2(d)  Title of Class of Securities:      Common Stock

2(e)  Cusip Number:                      Y1820X106

3     Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

            (a) Ameriprise Financial, Inc.

      A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

            (b) Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC)

      An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

            (c) RiverSource Mid Cap Growth Fund

      An investment company registered under Section 8 of the Investment Company Act of 1940.

4 Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

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      CMIA, as an investment adviser to RMCG, may be deemed to beneficially own the shares reported herein by RMCG. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by RMCG.

      AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

      Each of AFI and CMIA, and the subsidiaries identified on the attached
      Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

5     Ownership of 5% or Less of a Class: Not Applicable

6     Ownership of more than 5% on Behalf of Another Person:

      The clients of Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC), a registered investment adviser, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. As of July 31, 2010, RMCG, a registered investment company, owned more than 5% of the class of securities reported herein. Any remaining shares reported herein by CMIA are owned by various other accounts managed by CMIA on a discretionary basis. To the best of CMIA's knowledge, none of these other accounts own more than 5% of the outstanding shares.

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

            AFI: See Exhibit I

8     Identification and Classification of Members of the Group:

            Not Applicable

9     Notice of Dissolution of Group:

            Not Applicable

10    Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2010

                                       Ameriprise Financial, Inc.

                                       By: /s/ Wade M. Voigt
                                           -------------------------------------
                                           Name: Wade M. Voigt
                                           Title: Director - Fund Administration

                                       Columbia Management Investment
                                       Advisers, LLC

                                       By: /s/ Amy Johnson
                                           -------------------------------------
                                           Name: Amy Johnson
                                           Title: Chief Operating Officer

                                       RiverSource Equity Series, Inc.,
                                           on behalf of its series RiverSource
                                           Mid Cap Growth Fund

                                       By: /s/ Scott R. Plummer
                                           -------------------------------------
                                           Name: Scott R. Plummer
                                           Title: Senior Vice President,
                                           Secretary and Chief Legal Officer

                                       Contact Information

                                           Wade M. Voigt
                                           Director - Fund Administration
                                           -------------------------------------
                                           Telephone: - (612) 671-5682

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                                  Exhibit Index
                                  -------------

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II   Joint Filing Agreement


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                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Adviser - Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC) is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

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                                   Exhibit II

                                       to

                                  Schedule 13G

                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated August 10, 2010 in connection with their beneficial ownership of Crude Carriers Corp. Each of RiverSource Mid Cap Growth Fund and Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC) authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By: /s/ Wade M. Voigt
    --------------------------------------
    Wade M. Voigt
    Director - Fund Administration

RiverSource Equity Series, Inc.,
    on behalf of its series RiverSource
    Mid Cap Growth Fund

By: /s/ Scott R. Plummer
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    Scott R. Plummer
    General Counsel

Columbia Management Investment Advisors, LLC

By: /s/ Amy Johnson
    --------------------------------------
    Amy Johnson
    Chief Operating Officer